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              December 13, 2021

       Zaid Pardesi
       Chief Financial Officer
       Oaktree Acquisition Corp. II
       333 South Grand Avenue
       28th Floor
       Los Angeles, CA 90071

                                                        Re: Oaktree Acquisition
Corp. II
                                                            Form 8-K filed
December 2, 2021
                                                            File No. 001-39526

       Dear Mr. Pardesi:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




              Sincerely,


              Division of Corporation Finance

              Office of Real Estate & Construction